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                             June 6, 2023

       Karen Brennan
       Chief Financial Officer
       Jones Lang LaSalle Inc.
       200 East Randolph Drive
       Chicago, IL 60601

                                                        Re: Jones Lang LaSalle
Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Response dated May
11, 2023
                                                            File No. 001-13145

       Dear Karen Brennan:

                                                        We have reviewed your
response dated May 11, 2023 and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       Item 8. Financial Statements and Supplemental Data
       Revenue Recognition
       Work Dynamics, page 82

   1. We have considered your response to our prior comment. In your response to our comment you state that
management fees are typically structured as a fixed monthly price for an agreed-upon
scope of work or a contractual mark-up to third party and contractor spend that you manage.
Based on your response, it appears that your fee includes a mark-
                                                        up on reimbursed costs
both when the fee is inclusive of or distinct from the costs of providing the services.
Given the terms of your contracts, please explain to us why you believe it is
appropriate to adjust revenues for the reimbursed gross contract revenues in arriving at the
non-GAAP fee based revenue measure and to adjust operating expenses for gross contract expenses
in arriving at the non-GAAP fee-based operating expenses
                                                        measure, which are
disclosed on page 49. In your response, please expand on why you believe the non-GAAP
measures are useful to investors despite the fact that fees earned may be based on managed
third-party or contractor spend. Please also include
 Karen Brennan
Jones Lang LaSalle Inc.
June 6, 2023
Page 2
         an explanation of how you considered Question 100.04 of the Compliance & Disclosure
         Interpretations on Non-GAAP Financial Measures in determining the appropriateness of these adjustments.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Paul Cline at 202-551-3851 or Robert Telewicz at 202-551-3438 with any questions.



FirstName LastNameKaren Brennan                            Sincerely,
Comapany NameJones Lang LaSalle Inc.
                                                           Division of
Corporation Finance
June 6, 2023 Page 2                                        Office of Real
Estate & Construction
FirstName LastName